HARMONY GOLD MINING COMPANY LIMITED
First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140	NYSE and NASDAQ trading symbol HMY
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za
JSE trading symbol HAR
22 June 2007
Jennifer Goeken
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington,
D.C. 20549-7410
Via EDGAR
Dear Ms Goeken,

Re:	Review of 20-F for Harmony Gold Mining Company Limited (the “Company”) for the fiscal year ended June 30, 2006
Reference is made to the comment letter to the Company dated June 14, 2007 (the “June Comment Letter”), which was sent by fax to the Company on that date.
The Company is in the process of reviewing and preparing responses to the June Comment Letter and will make every effort to respond in a timely manner, however, it will need to consult with its accounting advisers. Accordingly, the Company expects to complete its response to the June Comment Letter by June 29, 2007. Thank you for your consideration.
Yours sincerely
Marian van der Walt
Company Secretary
Harmony Gold Mining Company

cc:	Ms. Nomfundo Vuyiswa Lila Qangule Chief Financial Officer